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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April  2004

Commission File Number:   000-50012

Gold City Industries Ltd.

(Translation of registrant’s name into English)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6

(Address of principal executive offices)

1.

Press Release Dated May 6, 2004

2.

Press Release Dated April 15, 2004

3.

Notice of Meeting and Record Date Dated March 31, 2004

4.

Press Release Dated March 30, 2004

5.

Press Release Dated March 22, 2004

6.

Press Release Dated March 18, 2004

7.

Press Release Dated March 15, 2004

8.

Press Release Dated March 8, 2004

9.

Press Release Dated March 8, 2004

10.

Early Warning Report Dated February 26, 2004

11.

Material Change Report Dated February 26, 2004

12.

Press Release Dated February 23, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F XXX  Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

San Gold #1 Zone – Phase 1 drilling complete.

May 6, 2004

Hugh Wynne, President of San Gold Resources Corporation and Fred Sveinson, President of Gold City Industries Ltd. are pleased to announce that the first phase of drilling on the San Gold #1 Zone has been completed.  This phase consisted of 12 diamond drill holes (4,040 ft) drilled in and around the San Gold #1 Zone in order to expand the deposit in preparation for resource calculations.  Core is currently being logged and split with samples being assayed at TSL Laboratories in Saskatoon, SK., and results will be released as received. This program was carried out under the supervision of W. S. Ferreira, M.Sc., P.Geo., and D. Ginn, P.Geo. who under National Instrument 43-101 are the Qualified Persons for this project.   Phase 2 drilling, which will focus on significant expansion of San Gold #1 Zone at depth and along strike, will commence upon review of the fist phase results.

The San Gold #1 Zone is located 3 kilometers by road east of the Rice Lake Gold Mine (formerly Bissett Mine), jointly owned by the above listed companies, and is located along an east trending fault/shear “mine” horizon that extends a further 12 kilometers on to San Gold’s landholdings.  Gold City Industries Ltd will earn 50% of the San Gold properties by spending the first $1,000,000.00 in exploration and development of the San Gold #1 Zone as well as additional zones along the “mine” horizon.

Rice Lake Gold Corporation is currently planning a reactivation of the adjacent Rice Lake Gold Mine. The mill capacity at the Rice Lake Gold Mine is 1,250 tons per day, is fully permitted and is the only gold production infrastructure between Red Lake, Ontario and Lake Winnipeg in Manitoba. The Rice Lake reactivation plan incorporates the gold ore from other deposits in the Rice Lake Gold Belt, including ore from the San Gold #1 Zone, the most advanced satellite gold deposit in the Rice Lake Camp.

San Gold Resources Corporation

Gold City Industries Ltd.

  “Hugh Wynne”

   “Fred Sveinson”

Hugh Wynne, CEO  (204) 791-1723

Fred Sveinson, President

or  Dale Ginn  (204) 794-5818

(604) 682-7677

San Gold / Gold City commence drilling on joint venture properties

April 15, 2004

Fred Sveinson, President of Gold City Industries Ltd. and Hugh Wynne, President of San Gold Resources Corporation are pleased to announce that diamond drilling has commenced on their San Gold #1 in the Rice Lake Greenstone Belt located near Bissett, Manitoba.  This drilling is part of a phased program of definition and expansion of the San Gold #1 deposit located 3 km from the Bissett mine and mill complex within the Rice Lake Greenstone belt.  The San Gold #1 deposit is the first in a string of deposits to be developed along a 15 km strike length of "mine horizon".  This horizon is an east-west striking fault zone with numerous associated conjugate splays in classic Archean fashion.  Four deposits including the Bissett mine have been identified within a six km strike length with the remaining 11 km of horizon mapped out using a combination of geophysics and geology.  The mining plan for the San Gold/Gold City lands will include production from multiple deposits in addition to the Bissett Mine.  A marked recent increase in exploration activities in the Rice Lake greenstone belt has been the result of patient consolidation, market conditions and the much heralded exploration successes in the neighboring Red Lake camp.

    “Hugh Wynne”

   “Fred Sveinson”

Hugh Wynne, President

Fred Sveinson, President

San Gold Resources Corporation

Gold City Industries Ltd.

(204) 277-5500

(604) 682-7677

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Computershare Trust Company of Canada

510 Burrard Street, Vancouver, BC V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

March 31, 2004

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Gold City Industries Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General

2. Class of Securities Entitled to Receive Notice : Common

3. Class of Securities Entitled to Vote : Common

4. CUSIP Number : 380560102

5. Record Date for Notice : April 30, 2004

6. Record Date for Voting : April 30, 2004

7. Beneficial Ownership Determination Date : April 30, 2004

8. Meeting Date : June 04, 2004

9. Meeting Location : Vancouver

10. Business : Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"

Assistant Account Manager

Stock Transfer Dept., Client Services

Tel: 604.661.9479

Fax: 604.661.9401

SAN GOLD RESOURCES CORPORATION AND GOLD CITY INDUSTRIES LTD. ANNOUNCE COMPLETION OF ACQUISITION OF HARMONY GOLD (CANADA) INC.

March 29, 2004

Hugh Wynne, President of San Gold Resources Corporation (“San Gold”), and Fred Sveinson, President of Gold City Industries Ltd. (“Gold City”), are pleased to announce that their companies and Rice Lake Joint Venture Inc. (“Rice Lake”) have completed the acquisition of 100% (7,155,000) of the issued and outstanding shares of Harmony Gold (Canada) Inc. (“Harmony Canada”) from Harmony Gold Mining Company Limited of South Africa, effective March 17, 2004. The purchase price for Harmony Canada was $7,592,055, comprised of $3,592,055 in cash plus $4,000,000 in securities of San Gold and Gold City. San Gold’s portion of the purchase price was $1,858,527.50 in cash and 5,000,000 common shares of San Gold at a deemed price of $0.40 per share for a total of $2,000,000 worth of shares of San Gold. Gold City’s portion of the purchase price was $1,733,527.50 in cash and 5,714,285 units of Gold City at a deemed price of $0.35 per unit for a total of $2,000,000 worth of units of Gold City. Each unit was comprised of one Gold City common share and one Gold City common share purchase warrant, exercisable for a period of one year from the date of issuance at a price of $0.45 per share.

Harmony Canada is now a wholly-owned subsidiary of Rice Lake. Rice Lake is owned 50/50 by San Gold and Gold City.

San Gold and Gold City also wish to announce the closing of the $2,500,000 loan (the “Loan”) from Quest Capital Corp. (“Quest”) to San Gold, Gold City and Rice Lake. As previously announced, interest on the Loan is payable at 12% per annum, calculated, compounded and payable monthly (for an effective annual rate of 12.68%). Quest has also received a bonus of $250,000, payable in the form of 350,000 free-trading common shares in the capital of San Gold and 450,000 free-trading common shares in the capital of Gold City and a standby fee in the amount of $53,767.13 as additional consideration for providing the Loan.

The Loan has been used by San Gold and Gold City to finance the acquisition of Harmony Canada. The Loan is repayable on August 31, 2004 but may be extended to February 28, 2005 at the option of the borrowers upon payment of 350,000 free-trading common shares in the capital of San Gold and 450,000 free-trading common shares in the capital of Gold City to Quest.

San Gold and Gold City also wish to announce that the proceeds of their joint private placement offering (the “Offering”) have been released from escrow. As previously announced by way of a press release dated March 8, 2004, the parties have completed the issuance of 516,000 units to investors at $0.82 per unit for gross proceeds of $423,120. Each unit consisted of one common share of San Gold at a price of $0.40, one common share purchase warrant of San Gold, exercisable at a price of $0.50 per share for a period of one year from the date of issuance, 1.2 common shares of Gold City (at a price of $0.35 per share) and 1.2 common share purchase warrants of Gold City, each whole warrant exercisable at a price of $0.45 per share for a period of one year from the date of issuance.

Harris Partners Limited acted as agent for the Offering and received certain compensation as agent and as advisor to the two companies that was previously announced by San Gold and Gold City.

All of the foregoing transactions are subject to the final approval of the TSX Venture Exchange.

San Gold Resources Corporation

Gold City Industries Ltd.

Hugh Wynne, President

Fred Sveinson, President

(204) 277-5500

(604) 682-7677

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-11

March 22, 2004	TSX Venture: GC

Gold City Announces its 2004 Exploration Plans for British Columbia

Paul S. Cowley, VP Exploration, is pleased to announce that a $1.2 million exploration program, including approximately 6,000 metres of drilling, has been designed for the Company’s British Columbia mineral properties for 2004.  The bulk of the drilling will be devoted to the Company’s Greenwood Gold Project, which is comprised of the Lexington and Golden Crown Properties, located between the communities of Greenwood and Grand Forks, BC. Drilling will target expansion of the resource base at Lexington and Golden Crown; test existing, but previously untested geochemical and geophysical anomalies on the properties; and follow-up on anomalies that are expected to be generated by this year’s grid-based geochemical and geophysical surveys and trenching programs.

To facilitate the scaled-up exploration programs, the Company is staffing up. The Company has contracted Mr. Bruce Laird, P. Geo., to perform geological duties. Mr. Laird joins the Company with over 16 years of gold and base metal exploration experience throughout the Americas, including 7 years with BHP Billiton. The Company will also be hiring field staff locally to support the 2004 BC exploration campaigns.

The 2004 exploration programs will advance all of the Company’s British Columbian properties. Field programs will commence in early April and extend to late October 2004.

The positive drilling and trenching results from the 2003 exploration programs have reinforced the Company’s commitment to its strategic properties in the Boundary District of British Columbia.

Gold City Industries Ltd.

Signed “Paul Cowley”

Paul Cowley, VP Exploration

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-10

March 18, 2004	TSX Venture : GC

Gold City Options Old Nick Nickel-Cobalt Property to Jantri

Fred Sveinson, President of Gold City, is pleased to announce the Company has entered into an option agreement with Jantri Resources Inc. (TSX-V:JNT), whereby Jantri may earn up to a 70% interest in the Company’s Old Nick nickel-cobalt property located near Rock Creek, British Columbia in the Greenwood Mining Division.

To earn its interest Jantri will make cash payments totalling $1,350,000; issue 3,000,000 common shares; and conduct exploration, metallurgical testing, and feasibility work totalling $3,500,000, over a period of 3.5 years.  In addition, a payment will be payable to Gold City at the completion of the production financing, to the greater of $2,500,000 or 20% of the NPV, based on the bankable feasibility study cash-flow projection.  The transaction is subject to acceptance for filing by the TSX Venture Exchange.

“We are very excited to have the Old Nick project advanced by Jantri, given the favourable nickel prices and the optimism in the base metal markets right now” said Mr. Sveinson.  “We have kept the Old Nick property in inventory in anticipation of a turnaround in the base metal market and we believe that by optioning out the property, our shareholders will receive maximum value for this asset, while our energy remains focused on our Greenwood Gold Project in BC and the Rice Lake Joint Venture Gold Project in Manitoba” continued Mr. Sveinson.

Gold City Industries Ltd.

 “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN GOLD RESOURCES CORPORATION AND GOLD CITY INDUSTRIES LTD. ANNOUNCE CORRECTION TO JOINT PRESS RELEASE OF MARCH 8, 2004

March 12, 2004

Hugh Wynne, President of San Gold Resources Corporation (“San Gold”), and Fred Sveinson, President of Gold City Industries Ltd. (“Gold City”), wish to announce a minor correction to their press release of March 8, 2004 with respect to the closing of their joint private placement offering pursuant to which Harris Partners Limited (“Harris”) acted as agent. The March 8, 2004 press release stated that Harris was to receive 353,572 common share purchase warrants of San Gold, exercisable at a price of $0.50 per share for two years from the date of issuance, and 225,000 common share purchase warrants of Gold City, exercisable at a price of $0.45 per share for two years from the date of issuance, as consideration for services provided relating to the acquisition of Harmony Gold (Canada) Inc. by San Gold and Gold City. The March 8, 2004 press release should have instead stated that Harris was to receive 353,572 common share purchase warrants of Gold City, exercisable at a price of $0.45 per share for two years from the date of issuance, and 225,000 common share purchase warrants of San Gold, exercisable at a price of $0.50 per share for two years from the date of issuance.  All other terms of the private placement offering remain the same as was previously announced.

Hugh Wynne, President

Fred Sveinson

  “Huge Wynne”

  “Fred Sveinson”

San Gold Resources Corporation

Gold City Industries Ltd.

(204) 277-5500

(604) 682-7677

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SAN GOLD RESOURCES CORPORATION AND GOLD CITY INDUSTRIES LTD. ANNOUNCE COMPLETION OF PRIVATE PLACEMENT OFFERING

March 8, 2004

Hugh Wynne, President of San Gold Resources Corporation (“San Gold”), and Fred Sveinson, President of Gold City Industries Ltd. (“Gold City”), are pleased to announce the completion of their joint private placement offering (the “Offering”) announced on February 11, 2004. Pursuant to the Offering, the parties have completed the issuance of 516,000 units to investors at $0.82 per unit for gross proceeds of $423,120. Each unit consisted of one common share of San Gold at a price of $0.40, one common share purchase warrant of San Gold, exercisable at a price of $0.50 per share for a period of one year from the date of issuance, 1.2 common shares of Gold City (at a price of $0.35 per share) and 1.2 common share purchase warrants of Gold City, each whole warrant exercisable at a price of $0.45 per share for a period of one year from the date of issuance.

Harris Partners Limited (“Harris”) acted as agent for the Offering. In consideration for their services in acting as agent for the Offering, Harris, and the other investment dealers who formed part of the syndicate put together by Harris, received a payment equal to 7.5% of the gross proceeds raised pursuant to the Offering, being $31,734. Harris and the other investment dealers also received broker warrants entitling them to purchase 38,700 common shares of San Gold at a price of $0.50 per share for two years from the date of issuance and 46,440 common shares of Gold City at a price of $0.45 for two years from the date of issuance. Harris also received a fee of $3,829.40 from San Gold and $40,929.40 from Gold City for services provided relating to the acquisition of Harmony Gold (Canada) Inc. as well as 353,572 common share purchase warrants of San Gold exercisable at a price of $0.50 for two years from the date of issuance and 225,000 common share purchase warrants of Gold City exercisable at a price of $0.45 for two years from the date of issuance

All securities issued pursuant to the Offering will be subject to a hold period of four months from the date of issuance.

The net proceeds of the Offering are to be held in escrow to be used as needed to complete the purchase of Harmony Gold (Canada) Inc. by San Gold and Gold City through a co-owned joint venture company, to retire part of a $2,500,000 bridge loan advanced to San Gold and Gold City and otherwise for the general working capital purposes of the joint venture company. The acquisition of Harmony Gold (Canada) Inc. is being completed pursuant to a share purchase agreement dated February 20, 2004 and is scheduled to close on March 17, 2004.

The assets of Harmony Gold (Canada) Inc. consist of the Bissett gold mine, a 1,200-ton-per-day mill, complete with a tailings management area, all environmental and operating permits and substantial tax pools applicable to the project. Mill, hoist, shaft and surface infrastructure were newly installed by Rea Gold Corp. in 1996-1997. The Harmony Gold (Canada) Inc. property comprises one mineral lease (ML063) covering 428.48 hectares. The mine (historically known as the San Antonio mine) operated continuously from 1932 to 1968 and produced 1.36 million ounces of gold from 4,876,000 tons.

The closing of the Offering is subject to the final approval of the TSX Venture Exchange.

Hugh Wynne, President

Fred Sveinson

San Gold Resources Corporation

Gold City Industries Ltd.

(204) 277-5500

(604) 682-7677

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SAN GOLD RESOURCES CORPORATION AND GOLD CITY INDUSTRIES LTD. ANNOUNCE COMPLETION OF FINANCING

March 8, 2004

Hugh Wynne, President of San Gold Resources Corporation (“San Gold”), and Fred Sveinson, President of Gold City Industries Ltd. (“Gold City”), are pleased to announce that they have entered into an agreement (the “Loan Agreement”) with Quest Capital Corp. (“Quest”) whereby Quest will provide a loan of $2,500,000 (the “Loan”) to San Gold and Gold City. Rice Lake Joint Venture Inc., a corporation 50% of the shares of which are owned by each of San Gold and Gold City will also be a party to the Loan Agreement. The Loan proceeds are currently being held in trust pending satisfaction of the conditions of closing. The Loan Agreement provides that interest on the Loan will be payable at 12% per annum, calculated, compounded and payable monthly (for an effective annual rate of 12.68%). Quest will also receive a bonus of $250,000, payable in the form of 350,000 free-trading common shares in the capital of San Gold and 450,000 free-trading common shares in the capital of Gold City as additional consideration for providing the Loan.

The Loan will be used by San Gold and Gold City to finance the acquisition of Harmony Gold (Canada) Inc. from Harmony Gold Mining Company Limited through Rice Lake Joint Venture Inc. as referenced above. The Loan is repayable on August 31, 2004 but may be extended to February 28, 2005 at the option of the borrowers upon payment of 350,000 free-trading common shares in the capital of San Gold and 450,000 free-trading common shares in the capital of Gold City to Quest.

Rice Lake Joint Venture Inc. has been formed to explore, develop and operate in the Rice Lake Greenstone Belt. Rice Lake Joint Venture Inc. is a 50/50 joint venture that brings together the substantial exploration capabilities of San Gold with the operational and developmental capabilities of Gold City.

Pursuant to the provision of the Loan by Quest, San Gold and Gold City now have, upon satisfaction of final closing conditions, sufficient funds to complete the acquisition of all the issued and outstanding shares of Harmony Gold (Canada) Inc. from Harmony Gold Mining Company Limited pursuant to the terms of the share purchase agreement entered into among the parties on February 20, 2004. Closing of the acquisition of Harmony Gold (Canada) Inc. is scheduled for March 17, 2004.

The assets of Harmony Gold (Canada) Inc. consist of the Bissett gold mine, a 1,200-ton-per-day mill, complete with a tailings management area, all environmental and operating permits and substantial tax pools applicable to the project. Mill, hoist, shaft and surface infrastructure were newly installed by Rea Gold Corp. in 1996-1997. The Harmony Gold (Canada) Inc. property comprises one mineral lease (ML063) covering 428.48 hectares. The mine (historically known as the San Antonio mine) operated continuously from 1932 to 1968 and produced 1.36 million ounces of gold from 4,876,000 tons.

Hugh Wynne, President

Fred Sveinson

San Gold Resources Corporation

Gold City Industries Ltd.

(204) 277-5500

(604) 682-7677

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

EARLY WARNING REPORT

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

SECTION 141 OF THE SECURITIES ACT (ALBERTA)

1. Name and Address of Offeror:

HARMONY GOLD MINING COMPANY LIMITED (“Harmony”)

James Park Office Block

Corner of Main Reef Road & Ward Avenue

P.O. Box 2

Randfontein, 1760

South Africa

2. Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On February 23, 2004, Harmony entered into an agreement to complete a transaction to sell its interest in Harmony Gold (Canada) Inc. (“Harmony Canada”) to a joint venture company owned by Gold City Industries Ltd. (the “Issuer”) and San Gold Resources Corporation (the “Transaction”). In consideration for Harmony’s interest in Harmony Canada, the Issuer shall pay to Harmony $1,750,000 in cash and a further $2,000,000 comprised of cash, or cash and securities, of the Issuer (the “Second Component”).

In the event that the Issuer satisfies the entire Second Component in securities of the Issuer, Harmony will be issued 5,714,286 common shares in the capital of the Issuer and 5,714,286 common share purchase warrants exercisable at a price of $0.45, expiring March 17, 2005 (the “Warrants”). The exact number of common shares and Warrants (if any) to be received by Harmony as part of the Second Component will be determined by the Issuer on the closing of the Transaction, which is scheduled to occur on March 17, 2004.

A copy of the press release announcing the Transaction is attached hereto as Appendix "A".

3. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

On March 17, 2004, after giving effect to the Transaction, in the event that the Issuer satisfies the entire Second Component in securities of the Issuer, Harmony will be issued 5,714,286 common shares in the capital of the Issuer and 5,714,286 Warrants.

Based upon the current number of common shares outstanding, when issued the 5,714,286 common shares together with the 5,714,286 Warrants represent approximately 24% of the then issued and outstanding common shares of the Issuer on a partially diluted basis.

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in the paragraph 3 over which:

(i) the offeror, either alone or together with any joint actors, has ownership and control,

See Item 3 above.

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

Not applicable.

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5. The name of the market where the transaction or occurrence took place:

The common shares will be issued from treasury.

6. The purpose of the offeror and joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Harmony will receive the common shares and Warrants (if any) as partial consideration pursuant to a purchase and sale agreement. Harmony will hold the common shares and Warrants for investment purposes only and may increase or decrease its interest in the Issuer as market circumstances dictate.

7. The general nature and the material terms of any agreement, other than lending agreements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

See Item 2, above.

8. The names of any joint actors in connection with the disclosure required by Appendix E to the National Instrument 62-103:

None.

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

See Item 2, above.

10. Where applicable, a description of any change in any material fact set out in a report by the Offeror under the early warning requirements or Part 4 of National Instrument 62-103:

Not applicable.

DATED this 24th day of February, 2003.

HARMONY GOLD MINING COMPANY

LIMITED

By: (signed) “Marian van der Walt”

Marian van der Walt

Company Secretary

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

BC FORM 53-901F (Previously Form 27)

1.

Reporting Issuer:

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia

V6C 3B6

2.

Date of Material Change(s):

January 12, 2004, February 11, 2004, February 23, 2004

3.

Press Releases:

Press release(s) 04-01 dated January 12, 2004, 04-05 dated February 11, 2004, and 04-06 dated February 23, 2004, copies of which are attached hereto, were disseminated through the facilities of Market News and Stockwatch.

4.

Summary of Material Change:

On January 12, 2004 the Company has announced that it had signed a letter of intent dated January 8, 2004 to enter into a 50/50 joint venture (the “Rice Lake JV”) with San Gold Resources Corporation (“San Gold”) to acquire 100% of the shares of Harmony Gold Canada Inc. (“Harmony Canada”) from Harmony Gold Mining Company of South Africa, in consideration for $3,500,000 in cash and shares having a value of $4,000,000.  San Gold had originally signed a letter of intent dated November 19, 2003 to acquire 100% of the shares of Harmony Canada.

The assets of Harmony Canada consist of the Bissett Gold Mine, located at Bissett, Manitoba, a 1,200 ton/day mill, complete with a tailings management area, and environmental license.   A.C.A. Howe International Limited (“Howe”) performed an audit dated April 2002 on a resource estimate prepared in June 2001 by Harmony Canada staff.  Howe concluded that, within the measured and indicated resources, the Bissett mine currently has proven and probable mineable reserves of 901,800 tons with an average grade of 0.27 ounces per ton of gold.

As part of the Rice Lake JV, the San Gold and the Company will jointly explore and develop the San Gold property, which is contiguous with the Harmony Canada mineral lease. The Company will provide the first $2,000,000 (half flow-through and half non-flow-through) towards developing and San Gold properties.

The Company also reported that it had jointly with San Gold signed an agreement with Harris Partners of Toronto to act as Advisor and Agent for both companies, to lead a syndicate to raise the necessary funds to complete the acquisition of Harmony Canada, to explore and develop the joint venture properties, and to return the Bissett gold mine to production.

Subsequently, on February 11, 2004 the Company reported the amendment of the previously announced letter of intent to form the Rice Lake JV.  The area of influence for the Rice Lake JV was expanded to include all of San Gold’s mineral properties within a 50 miles (80 kilometres) radius of the boundary of the mineral claims comprising the San Gold Project.   The Company will finance exploration expenditures of $1,000,000 (not $2,000,000 as previously reported) in order to acquire a 50% interest in the San Gold properties.  In all other respects the original letter of intent dated January 8, 2004, as varied by the amendment, will remain in full force and effect.

To ensure that the Rice Lake JV will have the necessary funds to close the acquisition of Harmony Canada, the parties announced that they are arranging a bridge loan of $2,500,000.

The Companies also announced a syndicated private placement best efforts offering of units priced at $0.82 per unit.  Each unit will be comprised of one San Gold share and one San Gold share purchase warrant plus 1.2 Gold City shares and 1.2 Gold City share purchase warrants.  Each whole San Gold share purchase warrant may be exercised to purchase one additional San Gold share at an exercise price of $0.50 per share, while each whole Gold City share purchase warrant may be exercised to purchase one additional Gold City share at an exercise price of $0.45 per share, for a period of one year.

Subsequently, on February 23, 2004 the Gold City and San Gold reported that the companies had signed a share purchase agreement to acquire 100% (7,155,000) of the issued and outstanding shares of Harmony Canada.  The transaction is scheduled to close on March 17, 2004.  Upon completion of the transaction, Harmony Canada will be a wholly-owned subsidiary of the Rice Lake JV (50/50 Gold City and San Gold).

Quest Capital Corp. (“Quest”), Gold City, and San Gold have executed a term sheet, whereby subject to satisfaction of certain conditions, Quest will provide a secured bridge loan of $2,500,000 to the Rice Lake JV, to be advanced upon closing of the Harmony Canada acquisition.  The loan will carry an interest rate of 12% per annum and will be due and payable on August 31, 2004.  Quest will receive a non-refundable bonus in the amount of $250,000 on closing of the Harmony Canada acquisition, payable by way of issuance of 350,000 common shares of San Gold and 450,000 common shares of Gold City.  The loan may be extended, at the option of the Rice Lake JV upon payment of a non-refundable payment to Quest equal to the bonus amount payable upon the initial advance.

The closing of the Harmony Canada acquisition is subject to certain documentary, regulatory and other conditions, including acceptance for filing by the TSX Venture Exchange.

5.

Full Description of Material Change:

As fully described in the attached news releases.

6.

Reliance on Provision:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Senior Officer:

Frederick J. Sveinson

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Telephone:

(604) 682-7677

Fax:

(604) 642-6577

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 25th day of February, 2004.

Frederick J. Sveinson “Signed”
Frederick J. Sveinson
President and CEO

Gold City Industries Ltd.		San Gold Resources Corporation
550 – 580 Hornby Street
Vancouver, BC V6C 3B6		Bissett, Manitoba R0E 0J0
Tel: (604) 682-7677 Fax: (604) 642-6577		Tel: (204) 277-5500
Email: info@gold-city.net
Website: www.gold-city.net
TSX Venture: GC	NR 04-01	TSX Venture: SGR

NEWS RELEASE

January 12, 2004

Letter of Intent Signed to Form Rice Lake Joint Venture to

Acquire 100% of the Shares of Harmony Gold Canada and

Explore and Develop the Rice Lake Greenstone Belt

Located at Bissett, Manitoba, 250 km North of Winnipeg

Harris Partners to Act as Advisor and Agent to Arrange Financing

Hugh Wynne, President of San Gold Resources Corporation (“San Gold”) and Fred Sveinson, President of Gold City Industries Ltd.(“Gold City”) are pleased to announce that they have signed a Letter of Intent dated January 8, 2004 to enter into a 50/50 joint venture to acquire 100% of the shares of Harmony Gold Canada Inc.(“Harmony Canada”) from Harmony Gold Mining Company Ltd. of South Africa (“Harmony South Africa”) for $3,500,000 cash and shares having a value of $4,000,000.  San Gold Resources Corporation previously signed a letter of intent on November 19, 2003, with Harmony South Africa, whereby San Gold may acquire 100% of the shares of Harmony Canada.

Gold City will provide the first $2,000,000 (half flow-through and half non-flow-through) towards developing the contiguous San Gold properties and thereafter both parties will participate on a 50/50 basis.  San Gold and Gold City, pursuant to the terms of the Letter of Intent, will provide the cash and shares on a 50/50 basis to acquire Harmony Canada and to rehabilitate the Bissett Gold Mine, to explore/develop it, to return the Bissett Mine to production and to explore/develop the contiguous San Gold property, collectively to be called the Rice Lake Joint Venture. A management committee will be formed with equal representation from both companies to manage the joint venture. San Gold will be responsible for managing the exploration programs and Gold City will be responsible for managing the development and mining operations.

The assets of Harmony Canada consist of the Bissett Gold Mine, a 1,200-ton-per-day mill, complete with a tailings management area and environmental licence. Mill, hoist, shaft and surface infrastructure were newly installed by Rea Gold Corporation (“Rea Gold”) in 1996-1997. The Harmony Canada property comprises one mineral lease (ML063) covering 428.48 hectares. The mine (historically known as the San Antonio mine) operated continuously from 1932 to 1968 and produced 1.36 million ounces of gold from 4,876,000 tons. Limited underground exploration and development took place until 1996 when Rea Gold began an extensive construction and development program with the intent of operating at 1,000 tons per day. In addition to the above-mentioned infrastructure, Rea Gold deepened "A" shaft to 4,200 feet, eliminating the need for two out of three internal winzes. "A" shaft is now directly linked with "D" winze, where Harmony Canada's production originated and the bulk of the remaining resources lie. Rea Gold declared bankruptcy in 1997 before production began, and Harmony Canada acquired the property in 1998. Harmony Canada completed construction and produced 110,000 ounces before placing the property on care and maintenance in 2001, due to the gold price and the mine's declining significance in the wake of Harmony's remarkable growth. Total capital expenditures to date since 1994 are over $120-million.

A.C.A. Howe International Limited (“Howe”) performed an audit dated April 2002 on a resource estimate prepared in June 2001 by Harmony Canada staff.  In Howe’s opinion the resource estimates prepared by Harmony Canada conformed to NI 43-101 standards and were prepared by competent geologists under the supervision of a Qualified Person as defined in NI 43-101. Howe reported mineral resources as follows:  a measured resource of 539,046 tons grading 0.24 ounces of gold per ton; an indicated resource of 728,128 tons grading 0.27 ounces of gold per ton; and an inferred resource of 734,698 tons grading 0.31 ounces of gold per ton for a total mineral resource of 2,001,872 tons grading 0.28 ounces of gold per ton. Within the measured and indicated resources, Howe concluded that the Bissett Mine currently has proven and probable mineable reserves of 901,800 tons with an average grade of 0.27 ounces gold per ton. All of the resource is accessible by existing mine workings. The potential for locating additional resources at depth is considered to be excellent as deep exploration drill holes have intersected vein systems more than 900 feet below the deepest level of the mine.

Combining the Harmony Canada and San Gold properties will provide excellent exploration potential and production synergies. The favourable geological horizon that hosts the gold deposits at the Bissett Mine and at San Gold extends for more than 15 kilometres on the two properties with only four kilometres of this horizon having been explored to some extent. In the past two years, San Gold has been exploring this horizon to locate near-surface deposits that could be developed to provide feed for the Bissett mill. To date, three gold zones have been located that are within six kilometres of the Bissett mill.

San Gold and Gold City have also signed an agreement with Harris Partners of Toronto to act as Advisor and Agent for both companies, to lead a syndicate that will raise the necessary funds to complete the acquisition of Harmony Canada for the Rice Lake Joint Venture, in addition to the funds necessary to explore & develop the joint venture properties and to return the Bissett Gold Mine to production.

The Bissett and contiguous San Gold property give the Rice Lake Joint Venture an extensive under-explored land package covering a large part of the Rice Lake Greenstone Belt in Manitoba immediately west of the famous Red Lake Gold Mining Camp. The joint venture also combines the exploration expertise of San Gold and the development and operating talents of Gold City.

The Letter of Intent is subject to the approval of Harmony South Africa, the boards of directors of San Gold and Gold City, and regulatory authorities.

Gold City Industries Ltd.	San Gold Resources Corporation
Signed “Fred Sveinson”	Signed “Hugh Wynne”
Fred Sveinson, President	Hugh Wynne, President

For Gold City Investor Relations information please contact Maria Da Silva of MarketSmart Communications Inc. at (604) 261-4466	For San Gold information please contact Hugh Wynne at (204) 277-5500

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.		San Gold Resources Corporation
550 – 580 Hornby Street
Vancouver, BC V6C 3B6		Bissett, Manitoba R0E 0J0
Tel: (604) 682-7677 Fax: (604) 642-6577		Tel: (204) 277-5500
Email: info@gold-city.net
Website: www.gold-city.net
TSX Venture: GC	NR 04-05	TSX Venture: SGR

NEWS RELEASE

February 11, 2004

Amendment to the Rice Lake Joint Venture Agreement

Harris Partners to Arrange Financing

Hugh Wynne, President of San Gold Resources Corporation (“San Gold”) and Fred Sveinson, President of Gold City Industries Ltd.(“Gold City”) are pleased to announce that they have signed an Amendment to the Letter of Intent dated January 8, 2004 wherein they agreed to form a 50/50 joint venture (the “Rice Lake JV”) to acquire 100% of the issued shares of Harmony Gold (Canada) Inc.(“Harmony Canada”) from Harmony Gold Mining Company Ltd. of South Africa (“Harmony South Africa”). The Rice Lake JV was formed to rehabilitate, develop, and return the Bissett Gold Mine to production and to explore and develop the Rice Lake greenstone belt located at Bissett, Manitoba, 250 kilometres north of Winnipeg. The acquisition cost is $7,500,000, to be paid $3,500,000 in cash and by the issue of Gold City/San Gold common shares having an aggregate value of $4,000,000.

The area of influence for the Joint Venture has been expanded to include all of San Gold’s properties located within an 80 km (50 mile) radius from the boundary of the mineral claims that comprise the existing San Gold Project. San Gold has granted Gold City an option to acquire a 50% interest in the San Gold Properties.  To exercise this option, Gold City will finance exploration expenditures of $1,000,000, to match the deemed contribution of San Gold to the Joint Venture; thereafter both parties will participate on a 50/50 joint venture basis in the ongoing exploration of the San Gold Properties.  The parties will also participate on a joint venture basis in rehabilitating, developing and returning the Bissett Gold Mine to production.

In all other respects, the Letter of Intent dated January 8, 2004, as varied by the Amendment, will remain in full force and effect, subject to the approval of Harmony South Africa, the boards of directors of San Gold and Gold City, and Regulatory Authorities.

Gold City, San Gold, and Harmony South Africa are presently finalizing the terms of the formal Share Purchase Agreement.  To ensure that the Joint Venture will have the funds necessary to close the transaction, Gold City and San Gold are arranging a bridge loan of $2,500,000.

Gold City and San Gold are also pleased to announce that their Financial Adviser, Harris Partners of Toronto, Ontario will act as lead agent in a syndicated private placement best efforts offering of units which will be offered at  $0.82/unit.  Each unit will be comprised of  one (1) San Gold common share and one (1) San Gold share purchase warrant  plus (1.2) Gold City common shares and (1.2) Gold City share purchase warrants. Each whole San Gold share purchase warrant may be exercised to purchase one additional San Gold common share at $0.50, and each whole Gold City share purchase warrant may be exercised to purchase one additional Gold City common share at $0.45, for a term of one year from the issue date of the underlying securities that comprise the units.

The proceeds of the offering will be used as needed to complete the purchase of Harmony Canada, to retire part or all of the Bridge Loan, and otherwise will be made available to the Joint Venture as general working capital.

Gold City Industries Ltd.	San Gold Resources Corporation
Signed “Fred Sveinson”	Signed “Hugh Wynne”
Fred Sveinson, President	Hugh Wynne, President

For Gold City Investor Relations information please contact Maria Da Silva of MarketSmart Communications Inc. at (604) 261-4466	For San Gold information please contact Hugh Wynne at (204) 277-5500

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.		San Gold Resources Corporation
550 – 580 Hornby Street
Vancouver, BC V6C 3B6		Bissett, Manitoba R0E 0J0
Tel: (604) 682-7677 Fax: (604) 642-6577		Tel: (204) 277-5500
Email: info@gold-city.net
Website: www.gold-city.net
TSX Venture: GC	NR 04-06	TSX Venture: SGR

NEWS RELEASE

February 23, 2004

Share Purchase Agreement Signed by Rice Lake Joint Venture Inc.

To Acquire 100% of the Shares of Harmony Gold (Canada) Inc.

Hugh Wynne, President of San Gold Resources Corporation (“San Gold”) and Fred Sveinson, President of Gold City Industries Ltd. (“Gold City”) are pleased to announce that their companies and Rice Lake Joint Venture Inc. (“Rice Lake”) have signed a share purchase agreement to acquire 100% (7,155,000) of the issued and outstanding shares (the “Harmony Acquisition”) of Harmony Gold (Canada) Inc. (“Harmony Canada”) from Harmony Gold Mining Company Limited of South Africa. As previously announced, the purchase price will be $7,500,000 (the “Purchase Price”) comprised of $3,500,000 in cash plus $4,000,000 in cash and/or units of San Gold and Gold City.  The Harmony Acquisition is scheduled to close on March 17, 2004.

Upon completion of the transaction, Harmony Canada will be a wholly-owned subsidiary of Rice Lake, all of the shares of which are owned by San Gold and Gold City on a 50-50 basis.

The $3,500,000 cash component of the Purchase Price will be split evenly between San Gold and Gold City.  The remaining $4,000,000 of the Purchase Price will be satisfied, at the option of San Gold and Gold City: (i) by payment of $4,000,000 cash; (ii) by the issuance $2,000,000 of units of each of San Gold and Gold City; (iii) or a combination thereof having an aggregate value of $4,000,000.  Each San Gold unit would be comprised of one (1) San Gold common share valued at $0.40 per common share and one (1) San Gold common share purchase warrant, exercisable for a period of one year upon payment of $0.50 per warrant.  Each Gold City unit would be comprised of one (1) Gold City common share valued at $0.35 per common share and one (1) Gold City common share purchase warrant, exercisable for a period of one year upon payment of $0.45 per warrant.

Quest Capital Corp. (“Quest”), San Gold and Gold City have executed a term sheet pursuant to which Quest has agreed, subject to satisfaction of certain conditions, to provide a secured bridge loan in the amount of $2,500,000 to Rice Lake, to be advanced upon the closing of the Harmony Acquisition.  The loan will carry an interest rate of 12% per annum and will be due and payable on or before August 31, 2004.  Quest will receive a non-refundable bonus in the amount of $250,000 on closing of the Harmony Acquisition, payable by way of issuance of 350,000 common shares of San Gold and 450,000 common shares of Gold City. An extension of the loan will be granted at the option of Rice Lake upon payment of a non-refundable payment to Quest equal to the bonus amount payable upon the initial advance.

The closing of the Harmony Acquisition is subject to certain documentary, regulatory and other conditions, including the approval of the TSX Venture Exchange.

Gold City Industries Ltd.	San Gold Resources Corporation
Signed “Fred Sveinson”	Signed “Hugh Wynne”
Fred Sveinson, President	Hugh Wynne, President

For Gold City Investor Relations information please contact Maria Da Silva of MarketSmart Communications Inc. at (604) 261-4466	For San Gold information please contact Hugh Wynne at (204) 277-5500

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.		San Gold Resources Corporation
550 – 580 Hornby Street
Vancouver, BC V6C 3B6		Bissett, Manitoba R0E 0J0
Tel: (604) 682-7677 Fax: (604) 642-6577		Tel: (204) 277-5500
Email: info@gold-city.net
Website: www.gold-city.net
TSX Venture: GC	NR 04-06	TSX Venture: SGR

NEWS RELEASE

February 23, 2004

Share Purchase Agreement Signed by Rice Lake Joint Venture Inc.

To Acquire 100% of the Shares of Harmony Gold (Canada) Inc.

Hugh Wynne, President of San Gold Resources Corporation (“San Gold”) and Fred Sveinson, President of Gold City Industries Ltd. (“Gold City”) are pleased to announce that their companies and Rice Lake Joint Venture Inc. (“Rice Lake”) have signed a share purchase agreement to acquire 100% (7,155,000) of the issued and outstanding shares (the “Harmony Acquisition”) of Harmony Gold (Canada) Inc. (“Harmony Canada”) from Harmony Gold Mining Company Limited of South Africa. As previously announced, the purchase price will be $7,500,000 (the “Purchase Price”) comprised of $3,500,000 in cash plus $4,000,000 in cash and/or units of San Gold and Gold City.  The Harmony Acquisition is scheduled to close on March 17, 2004.

Upon completion of the transaction, Harmony Canada will be a wholly-owned subsidiary of Rice Lake, all of the shares of which are owned by San Gold and Gold City on a 50-50 basis.

The $3,500,000 cash component of the Purchase Price will be split evenly between San Gold and Gold City.  The remaining $4,000,000 of the Purchase Price will be satisfied, at the option of San Gold and Gold City: (i) by payment of $4,000,000 cash; (ii) by the issuance $2,000,000 of units of each of San Gold and Gold City; (iii) or a combination thereof having an aggregate value of $4,000,000.  Each San Gold unit would be comprised of one (1) San Gold common share valued at $0.40 per common share and one (1) San Gold common share purchase warrant, exercisable for a period of one year upon payment of $0.50 per warrant.  Each Gold City unit would be comprised of one (1) Gold City common share valued at $0.35 per common share and one (1) Gold City common share purchase warrant, exercisable for a period of one year upon payment of $0.45 per warrant.

Quest Capital Corp. (“Quest”), San Gold and Gold City have executed a term sheet pursuant to which Quest has agreed, subject to satisfaction of certain conditions, to provide a secured bridge loan in the amount of $2,500,000 to Rice Lake, to be advanced upon the closing of the Harmony Acquisition.  The loan will carry an interest rate of 12% per annum and will be due and payable on or before August 31, 2004.  Quest will receive a non-refundable bonus in the amount of $250,000 on closing of the Harmony Acquisition, payable by way of issuance of 350,000 common shares of San Gold and 450,000 common shares of Gold City. An extension of the loan will be granted at the option of Rice Lake upon payment of a non-refundable payment to Quest equal to the bonus amount payable upon the initial advance.

The closing of the Harmony Acquisition is subject to certain documentary, regulatory and other conditions, including the approval of the TSX Venture Exchange.

Gold City Industries Ltd.	San Gold Resources Corporation
Signed “Fred Sveinson”	Signed “Hugh Wynne”
Fred Sveinson, President	Hugh Wynne, President

For Gold City Investor Relations information please contact Maria Da Silva of MarketSmart Communications Inc. at (604) 261-4466	For San Gold information please contact Hugh Wynne at (204) 277-5500

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.

(Registrant)

May 7, 2004                                By:  /s/ Frederick Sveinson, President

Date